UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Thoughtworks Holding, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

88546E105

(CUSIP Number)

Ramona Mateiu

c/o Thoughtworks Holding, Inc.

200 East Randolph Street, 25th Floor

Chicago, Illinois 60601
Tel. (312) 373-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88546E105

1.	Names of Reporting Persons Christopher Murphy
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Australia and United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,358,200(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,358,200(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,358,200(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 367,571 shares of common stock of the Company (“Common Stock”) and (ii) 990,629 shares of Common Stock underlying options excersiable within 60 days of the date of this filing.
(2)	Calculation based on 323,160,161 shares of Common Stock oustanding as of August 1, 2024 (as used by the Company in the Form 10-Q filed by the Company with the SEC on August 6, 2024).

CUSIP No. 88546E105

1.	Names of Reporting Persons Erin Cummins
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 661,201(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 661,201(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 661,201(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 238,499 shares of Common Stock and (ii) 422,702 shares of Common Stock underlying options excersiable within 60 days of the date of this filing.
(2)	Calculation based on 323,160,161 shares of Common Stock oustanding as of August 1, 2024 (as used by the Company in the Form 10-Q filed by the Company with the SEC on August 6, 2024).

CUSIP No. 88546E105

1.	Names of Reporting Persons Sudhir Tiwari
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization India
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 517,179(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 517,179(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 517,179(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 192,370 shares of Common Stock and (ii) 324,809 shares of Common Stock underlying options excersiable within 60 days of the date of this filing.
(2)	Calculation based on 323,160,161 shares of Common Stock oustanding as of August 1, 2024 (as used by the Company in the Form 10-Q filed by the Company with the SEC on August 6, 2024).

CUSIP No. 88546E105

1.	Names of Reporting Persons Ramona Mateiu
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 410,500(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 410,500(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 410,500(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 166,467 shares of Common Stock, inlcuding 136,903 shares of Common Stock owned and held by Ramona Mateiu Declaration of Trust, and (ii) 244,033 shares of Common Stock underlying options excersiable within 60 days of the date of this filing.
(2)	Calculation based on 323,160,161 shares of Common Stock oustanding as of August 1, 2024 (as used by the Company in the Form 10-Q filed by the Company with the SEC on August 6, 2024).

CUSIP No. 88546E105

1.	Names of Reporting Persons Rachel Laycock
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 291,656(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 291,656(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 291,656(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 30,307 shares of Common Stock and (ii) 261,349 shares of Common Stock underlying options excersiable within 60 days of the date of this filing.
(2)	Calculation based on 323,160,161 shares of Common Stock oustanding as of August 1, 2024 (as used by the Company in the Form 10-Q filed by the Company with the SEC on August 6, 2024).

Explanatory Note

On August 5, 2024, Thoughtworks Holding, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tasmania Midco, LLC, a Delaware limited liability company (“Parent”), and Tasmania Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). In connection with the transactions contemplated by the Merger Agreement, each of Christopher Murphy, Erin Cummins, Sudhir Tiwari, Ramona Mateiu and Rachel Laycock (each, a “Reporting Person” and collectively, the “Reporting Persons”) entered into Rollover and Reinvestment Agreements in substantially the form attached hereto as Exhibit 2. Also, as reported in the cover pages of this Statement on Schedule 13D (this “Schedule 13D”), the Reporting Persons may be deemed to be the beneficial owners of certain shares of Common Stock of the Company, $0.001 par value (“Common Stock”). The Reporting Persons are filing this Schedule 13D by virtue of the Reporting Persons entering into the aforementioned Rollover and Reinvestment Agreements, as further described below.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of the Company. The Company’s principal executive offices are located at 200 East Randolph Street, 25th Floor, Chicago, Illinois, 60601.

Item 2. Identity and Background

(a)	This Schedule 13D is being jointly filed by the Reporting Persons.

(b)	The principal business address for each Reporting Person is c/o Thoughtworks Holding, Inc. 200 East Randolph Street, 25th Floor Chicago, Illinois 60601.

(c)	The principal business of each Reporting Person is to serve as an executive officer of the Company, as set forth below:

Reporting Person	Position with the Company
Christopher Murphy	Chief Revenue and Client Officer
Erin Cummins	Chief Financial Officer
Sudhir Tiwari	Global Head of Digital Engineering Center
Ramona Mateiu	Chief Legal and Chief Compliance Officer
Rachel Laycock	Chief Technology Officer

(d)	– (e) During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	For the citizenship of each of the Reporting Persons, see cover pages, Item 6.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in or incorporated into Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3. No payments were made by or on behalf of any of the Reporting Persons in connection with the execution of the Rollover and Reinvestment Agreements (as defined and further described in Item 4 below), and therefore no funds were used in connection with the transactions prompting the filing of this Schedule 13D.

Item 4. Purpose of Transaction

Each of the Reporting Persons is an executive officer of the Company. The information set forth under Item 2 is incorporated herein by reference.

From time to time the Reporting Persons have acquired the shares of Common Stock held by them as of the date hereof as a result of equity grants made to them by the Company as compensation for their services. Certain shares of Common Stock reported by the Reporting Persons herein were acquired with their personal funds.

Merger Agreement

On August 5, 2024, the Company entered into the Merger Agreement with Parent and Merger Sub, pursuant to which, subject to the satisfaction or waiver of certain conditions and on the terms set forth therein, Merger Sub will merge (the “Merger”) with and into the Company, with the Company continuing as the surviving corporation of the Merger (upon the consummation of the Merger, the “Surviving Corporation”).

Following the execution of the Merger Agreement, Turing EquityCo II L.P. (“EquityCo II”), the holder of a majority of the issued and outstanding shares of Common Stock, executed and delivered to the Company a written consent adopting the Merger Agreement, thereby providing the required stockholder approval for the Merger. No further approval of the holders of Common Stock is required to approve and adopt the Merger Agreement and the transactions contemplated thereby. For a summary description of the Merger Agreement and the Merger, see the Form 8-K filed by the Company with the SEC on August 5, 2024.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than such shares (a) owned directly or indirectly by Parent or Merger Sub or (b) held by any holders of shares of Common Stock who have neither voted in favor of the Merger nor consented thereto in writing and who have properly and validly exercised (and not withdrawn) their statutory right of appraisal in respect of such shares in accordance with the General Corporation Law of the State of Delaware) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $4.40, without interest thereon (the “Per Share Price”), less any applicable tax withholdings.

The Merger Agreement contains certain customary termination rights for the Company and Parent, including in the event that (a) any governmental authority has issued any final non-appealable order that has the effect of prohibiting the consummation of the Merger, (b) any law has been enacted that prohibits the consummation of the Merger or (c) the Merger is not consummated by February 5, 2025.

EquityCo II Rollover Agreement

EquityCo II entered into a Rollover Agreement (the “EquityCo II Rollover Agreement”) with certain affiliates of Parent (“TopCo”) pursuant to which, among other matters, EquityCo II agreed to exchange all of its shares of Common Stock for newly issued equity interests of TopCo (which will be the indirect parent of the Surviving Corporation following the Merger), in lieu of the treatment of such shares of Common Stock under the Merger Agreement described above.

Rollover and Reinvestment Agreements

Each Reporting Person entered into a separate Rollover and Reinvestment Agreement in substantially the form attached hereto as Exhibit 2 (each such agreement, a “Rollover and Reinvestment Agreement”), with TopCo, pursuant to which, among other matters, each Reporting Person agreed to exchange a certain portion of their shares of Common Stock (such Reporting Person’s “Rollover Shares”) for newly issued equity interests of TopCo in lieu of the treatment of such shares of Common Stock under the Merger Agreement described above. The table below sets forth the number of shares of Common Stock to be exchanged by each Reporting Person.

Reporting Person	Number of Rollover Shares
Christopher Murphy	367,571
Erin Cummins	238,499
Sudhir Tiwari	192,370
Ramona Mateiu	166,467
Rachel Laycock	30,307

Each Reporting Person also agreed to the reinvestment of a portion of the after-tax proceeds relating to certain Company equity awards in exchange for newly issued equity interests of TopCo and the assumption of certain Company equity awards, in each case, as further described in the Rollover and Reinvestment Agreements.

The Rollover and Reinvestment Agreements and the EquityCo II Rollover Agreement are referred to collectively as the “Rollover Agreements”.

The foregoing descriptions of the Merger Agreement and the form of the Rollover and Reinvestment Agreements of the Reporting Persons, and the transactions contemplated thereby, are qualified in their entirety by reference to such agreements, copies of which are included as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

(a)	-(b) The information contained on the cover pages of this Schedule 13D and the information set forth in Item 4 of this Schedule 13D are incorporated herein by reference.

As a result of the Rollover Agreements, the Reporting Persons, EquityCo II and its investment manager, Apax IX GP Co. Limited (“Apax IX GP”) may be deemed to constitute a Section 13(d) group, that, inclusive of the approximately 197,750,138 shares of Common Stock beneficially held by EquityCo II and Apax IX GP, would beneficially own 200,988,874 shares of the Common Stock, representing 62.2% of the total shares outstanding. The Reporting Persons expressly disclaim any beneficial ownership of shares of Common Stock beneficially owned by EquityCo II and Apax IX GP and such shares are not the subject of this Schedule 13D. Similarly, each Reporting Person disclaims any beneficial ownership of shares of Common Stock reported by other Reporting Persons on the cover pages of this Schedule 13D.

(c)	Except as otherwise set forth in this Schedule 13D and in the table below, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

Reporting Person	Trade Date	Buy/Sell	Shares		Price Per Share
Rachel Laycock	07/01/2024	Sell	13,000	(1)	$2.75

(1)	The reported sales were effected pursuant to a Rule 10b5-1 trading plan adopted on December 15, 2023, in accordance with Rule 10b5-1 of the Act.

(d)	Not Applicable

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in or incorporated into Item 4 and Item 5 of this Schedule 13D are each hereby incorporated by reference into this Item 6.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date of this filing, a copy of which is attached as Exhibit 3 to this Schedule 13D, pursuant to which the Reporting Persons agreed to file this Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated August 5, 2024, by and among, Tasmania Midco, LLC, Tasmania Merger Sub, Inc. and Thoughtworks Holding, Inc., (incorporated by reference from Exhibit 2.1 to the Form 8-K filed with the SEC by Thoughtworks Holdings, Inc. on August 5, 2024).

Exhibit 2	Form of Rollover and Reinvestment Agreement, by and among, Tasmania Parent, Inc., Tasmania Holdco, Inc. Tasmania Midco, LLC and certain stockholders party from time to time thereto (incorporated by reference from Exhibit 10.2 to the Form 8-K filed with the SEC by Thoughtworks Holdings, Inc. on August 5, 2024).

Exhibit 3	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2024

By:	/s/ Christopher Murphy
Name:	Christopher Murphy

By:	/s/ Erin Cummins
Name:	Erin Cummins

By:	/s/ Sudhir Tiwari
Name:	Sudhir Tiwari

By:	/s/ Ramona Mateiu
Name:	Ramona Mateiu

By:	/s/ Rachel Laycock
Name:	Rachel Laycock